October 25, 2017	TSX.V - GIGA

Giga Metals Completes Private Placement

(VANCOUVER, BC) – On October 24, 2017, Giga Metals Corporation (TSX.V – GIGA) completed the non-brokered private placement of 6,750,000 Units which was announced August 3, 2017 and amended October 13, 2017.

The Company closed 6,750,000 Units at $0.35 per Unit for gross proceeds of $2,362,500. Each Unit consists of one share and one-half share purchase warrant. Each full warrant is exercisable at Cdn. $0.45 for three years from yesterday’s date, expiring October 24, 2020. The securities issued have a hold period expiring 4 months plus one day after issuance, being February 25, 2018.

No control blocks were created as a result of the private placement.

Proceeds of the private placement will be used for general corporate purposes, metallurgical and engineering studies of the company’s Turnagain project and for potential acquisitions in the battery materials space.

Finders fees were paid on 6,600,000 units for a total of $138,600 in cash plus a total of 396,000 finders warrants. Each finders warrant is exercisable into one share at a price of $0.35 for a period of one year, expiring October 24, 2018.

Pro Forma the private placement, there are now 37,420,682 shares issued and outstanding in the capital of Giga Metals Corp.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
GIGA METALS CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 – 700 West Pender St., Vancouver, BC, Canada V6C 1G8
T: 604-681-2300 E: info@gigametals.com W: www.gigametals.com